Mail Stop 4561
Via fax: (408)790-3324

March 12, 2010

Oliver R. Stanfield
Executive Vice President and Chief Executive Officer
Echelon Corporation
550 Meridian Avenue
San Jose, California 95126

> **Re: Echelon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-29748**

Dear Mr. Stanfield:

       We have completed our review of your Form 10-K and related filings and have no
further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief